SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

No ☒ Yes ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Announces Closing of the Agreement
for the Purchase of the Activities and Assets of Shagrir by its
subsidiary and Raising of $6 Million

Givatayim, Israel, February 28, 2005. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUSF), a leading provider of Stolen Vehicle Retrieval services, announced, further to its previous announcements, the completion of the transaction for the purchase of the activities and assets of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd by Nexus’ subsidiary Shagrir Vehicle Services Ltd. (previously known as Pointer (Eden Telecom) Ltd.), in consideration for approximately NIS 200 million.

NIS 100 million was funded by Bank Hapoalim B.M, NIS 40 million was funded by a loan provided by Shagrir and approximately NIS 50 million was funded by a group of investors lead by Gandyr Investments Ltd. and Egged Holdings Ltd. In addition Nexus invested an amount of NIS 4,550,000 in the share capital of its subsidiary and provided it with a loan of NIS 5,000,000.

Nexus granted to Bank Hapoalim B.M a warrant to purchase up to 10,000,000 Ordinary Shares of Nexus, at a price per share of $0.18; and granted to Shagrir a warrant to purchase up to 25,000,000 Ordinary Shares of Nexus, at a price per share of $0.18.

Part of the loans provided by the investors led by Gandyr Investments Ltd. and Egged Holdings Ltd. may be converted into shares of Nexus and/or its subsidiary, Shagrir Vehicle Services Ltd.

Shagrir is one of the leading companies in Israel in the field of automobile repair services and towing services. Shagrir has approximately 750,000 subscribers throughout Israel and its fleet of vehicles include approximately 130 service cars, mobile garages and towing vehicles.

Nexus further announces that it has completed a round of financing of $6 million ($1 million of which was invested by DBSI Investments Ltd., the controlling shareholder of Nexus), at a price per share of $0.084. Under the terms of the investment agreements the investors were issued warrants to purchase additional shares of Nexus up to an amount equal to 22% of their investment, at the same price per share.

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies deployed in Stolen Vehicle Retrieval applications.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact: Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111    e-mail: ronens@nexus.co.il

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: March 1, 2005

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